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                              December 28, 2020

       James Lejeal
       Chief Executive Officer
       Crucible Acquisition Corp
       1050 Walnut St. Ste 210
       Boulder, Colorado 80302

                                                        Re: Crucible
Acquisition Corp
                                                            Registration
Statement on Form S-1
                                                            Filed December 18,
2020
                                                            File No. 333-251495

       Dear Mr. Lejeal:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed December 18, 2020

       Exclusive Forum for Certain Lawsuits, page 134

   1. This section indicates as to claims under the Securities Act or the Exchange Act, "[T]he federal district courts
of the United States of America shall be the sole and exclusive forum." Exhibit 3.2,
Section 12.1 (Form of Amended and Restated Certificate of
                                                        Incorporation), states
"[T]he Court of Chancery and the federal district court for the
                                                        District of Delaware
shall concurrently be the sole and exclusive forums." Please reconcile and if the
federal courts will be the exclusive forum for Securities Act claims, please revise the
disclosure to address any uncertainty around the enforceability of the provision, given the
concurrent jurisdiction provided in Section 22 of the Securities Act.
 James Lejeal
FirstName LastNameJames
Crucible Acquisition Corp Lejeal
Comapany28,
December  NameCrucible
              2020       Acquisition Corp
December
Page 2    28, 2020 Page 2
FirstName LastName
General

2. Please include a bullet point summary of your principal risks in the forepart of the prospectus, as required by Item 105(b) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction